April 24, 2009	Renee L. Wilm TEL +1 212 408.2503 FAX +1 212 259.2503 renee.wilm@bakerbotts.com

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Amendment No. 2 to Schedule 14A (File No. 001-33982)

  Liberty Entertainment, Inc.
  Form S-4 filed on April 24, 2009

  Liberty Media Corporation
  Form 10-K for the Fiscal Year ended December 31, 2008 (File No. 000-51990)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 2 to its preliminary Schedule 14A (the "Proxy Statement/Prospectus"), originally filed on January 22, 2009, as amended by Amendment No. 1 ("Amendment No. 1") filed on April 3, 2009. Liberty Entertainment, Inc. ("LEI") hereby electronically files under the Exchange Act, a Registration Statement on Form S-4 (the "Form S-4"), of which the Proxy Statement/Prospectus forms a part.

        Set forth below are responses to the comments contained in your letter to Liberty Media, dated April 13, 2009 (the "SEC Letter"), regarding Amendment No. 1 and Liberty Media's Form 10-K ("Form 10-K") for the fiscal year ended December 31, 2008. For your convenience, each of our responses is preceded by the Staff's comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus or Form 10-K, as applicable.

Proxy Statement/Prospectus

Questions and Answers, page 1

What stockholder vote is required to approve each of the proposals?

1.
Comment:    We note your response to prior comment five from our letter dated February 20, 2009, however, are unable to determine where you have made the requested revision. Please advise or revise.

        Response:    We have moved the disclosure in response to the Staff's comment.

Part I: The Split-Off Proposals

Accounting Treatment, page 70

2.
Comment:    You indicate in your response to comment 22 that you do not believe that the Liberty Entertainment tracking stock was created in contemplation of the split-off. However, we note the disclosure on page 46 of the Proxy statement stating that "the Liberty Media board considered several alternatives to the reclassification, including a spin-off of the assets acquired in the News Exchange, and ultimately decided that Liberty Media should retain these new assets, but that these assets were so significant and different that the creation of a separate group to which these assets would be attributed was in the best interest of stockholders." In this regard, tell us in more detail why you believe that you had not contemplated the split-off at the date of the creation of the tracking stock.

        Response:    The Staff is supplementally advised of the following facts which support Liberty Media's belief that the Liberty Entertainment tracking stock was not created in contemplation of the split-off.

        In December 2006, Liberty Media announced that it had entered into a definitive agreement to exchange its investment in News Corporation for a subsidiary of News Corporation that held a 41% interest in DIRECTV, as well as three regional sports television networks and cash. Completion of the exchange transaction was contingent on, among other things, receipt of government approval, which ultimately was not received until early 2008.

        In anticipation of the acquisition of DIRECTV, Liberty Media's board of directors considered structures to help maximize value to its stockholders. For the reasons disclosed in the tracking stock proxy described in the next paragraph, Liberty Media's board ultimately determined that creating an Entertainment tracking stock, rather than effecting a split-off, was in the best interests of the company and its stockholders.

        In the Spring of 2007, Liberty Media initiated legal and financial efforts to prepare a proxy (the "tracking stock proxy") to ask for shareholder approval to reclassify its Liberty Capital tracking stock into two new tracking stocks, one of which was called Liberty Entertainment (the "Reclassification"). Such proxy was filed in August 2007. The Reclassification was contingent on the closing of Liberty Media's exchange transaction with News Corporation and the Entertainment Group was to include Liberty Media's investment in DIRECTV. Liberty Media obtained shareholder approval for the Reclassification at a special meeting in October 2007.

        After receiving government approval, Liberty Media completed the exchange transaction with News Corporation in February 2008.

        Liberty Media completed the Reclassification and issued the Liberty Entertainment tracking stock in March 2008.

        As noted in our response letter dated April 3, 2009, subsequent to the closing of the exchange transaction, Liberty Media initially embarked on a strategy to drive synergies among its programming and distributions assets attributed to the Entertainment Group, considered additional programming network acquisitions, increased its investment in DIRECTV by purchasing 78.3 additional shares of DIRECTV for $1.98 billion, and considered options to gain control of DIRECTV.

        In September 2008, (twenty-one months after Liberty Media and News Corporation agreed to the exchange transaction and more than a year after Liberty Media's board decided to implement the Reclassification and issue the Liberty Entertainment tracking stock) it was determined that a roll-up of DIRECTV into Liberty Media was not feasible due to the tightening of credit markets and the large trading discount of the Liberty Entertainment tracking stock to DIRECTV's stock price. It was at this time that Liberty Media's board of directors determined to re-evaluate the benefits of keeping the businesses attributed to the Entertainment Group under the same parent company with the businesses attributed to its other tracking stock groups. Liberty Media's board authorized management to proceed with the development of a plan to split off all of the businesses and assets attributed to the Entertainment Group. Such split-off plan was subsequently changed to include only a portion of the businesses and assets attributed to the Entertainment Group.

        Based on the foregoing, Liberty Media does not believe that the Liberty Entertainment tracking stock was created in contemplation of the split-off.

Liquidity and Capital Resources, page C-7

3.
Comment:    We note that your response to prior comment five from our letter dated February 20, 2009. Please revise to clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond. If so, please state the length of time for which existing funds will be sufficient.

        Response:    We have revised the disclosure in response to the Staff's comment.

Form 10-K

Note 3—Summary of Significant Accounting Policies

Intangible Assets, page II-56

4.
Comment:    We note that goodwill accounted for 17% of total assets as of December 31, 2008 and that most of the goodwill balance is related to QVC. We note your statement and while QVC results of operations have been adversely impacted by the current economic environment, QVC passed its Step 1 test and you believe that QVC's long lived assets including its goodwill are recoverable. In light of the significance of your goodwill balance and the $1.5 million impairment charge, we expect robust and comprehensive disclosure of your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•
Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)
the discount rates for each reporting unit and how those discount rates were determined,

2)
how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)
your consideration of any market risk premiums.

•
Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•
Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

  •
  Provide a table showing:

  1)
  the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

  2)
  using hypothetical percentage reductions in fair value, disclosure the percentage by which the fair value of a reporting unit would exceed its carrying value.

  •
  In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

        Response:    The Staff is advised that in response to the Staff's comments, Liberty Media intends to include the following disclosure in its March 31, 2009 Form 10-Q.

  "Critical Accounting Estimates

  The following discussion regarding Fair Value Measurements of our Non-Financial Instruments is intended to supplement our critical accounting estimates included in our Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K").

  As of December 31, 2008, our goodwill for each of our significant reporting units was as follows (amounts in millions):

QVC	$5,363
Starz Entertainment	132
Other	1,055

Consolidated goodwill	$6,550

  We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 142. With respect to QVC, which holds a substantial majority of our goodwill, we performed the Step 1 Test using a discounted cash flow analysis. The cash flow projections used in our analysis were prepared by QVC management and represent management's estimate of the future cash flows to be generated by QVC's operations during 2009 through 2014 (Years 1-6). These cash flow projections include growth rates which are lower than the growth rates used in our 2007 cash flow projections, are considered by management to be appropriate and reflect the current state of the domestic and world wide economies. The projected cash flows were discounted using a blended discount rate of 13.5%, which represents an estimate of the weighted average cost of capital for QVC's domestic and international locations. The weighted average cost of capital incorporates risk premiums that reflect the current economic environments and locations where QVC has operations. Such discount rate is higher than the rate used in prior years due to changes in the marketplace for credit and risk premiums. Terminal growth rates after Year 6 consider the above noted factors for the initial six years forecasted cash flows and forecasted CPI increases.

  We also used a market approach to validate the fair value of QVC determined by our discounted cash flow analysis. In our market approach, we identified publicly traded companies whose business and financial risks are comparable to those of QVC. We then compared the market values of those companies to the calculated value of QVC. We also identified recent sales of companies in lines of business similar to QVC and compared the sales prices in those transactions to the calculated value of QVC. The range of values determined in our market approach corroborated the value calculated in our discounted cash flow analysis for QVC.

  The estimated fair value of QVC determined in the foregoing Step 1 Test was clearly in excess of our carrying value for QVC, and accordingly no Step 2 Test was performed and no impairment charge was recorded. We note that if our fair value estimate for QVC was 10% lower, we would still not have triggered a Step 1 failure and no impairment charge would be taken.

  The foregoing impairment test requires a high degree of judgment with respect to estimates of future cash flows and discount rates as well as other assumptions. Therefore, any value ultimately derived from QVC may differ from our estimate of fair value. Further if the retail environment continues to experience recessionary pressures for an extended period of time, our cash flow projections will need to be revised downward and we could have impairment charges in the future."

The Staff is supplementally advised that Liberty Media has not disclosed the growth rates used in its cash flow projections for Years 1-6 in the foregoing disclosure due to concerns Liberty Media has regarding specific disclosure of projections and the risk of litigation in the event Liberty Media does not achieve its projected growth rates.

* * *

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

  Liberty Media Corporation
  Charles Y. Tanabe

  KPMG LLP
  Arnold Hoy

  Skadden, Arps, Slate, Meagher & Flom LLP
  Mathew A. Rosen